FORM 6-K

  UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

  Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2006

Goldcorp Inc. (Translation of registrant's name into English)
Suite 3400 - 666 Burrard St. Vancouver, British Columbia V6C 2X8 Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	....[ ].....	Form 40-F	....[X]....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note:Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	[ ]	No	[X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Suite 3400 - 666 Burrard St. Vancouver, BC, V6C 2X8 Tel: (604) 696-3000 Fax: (604) 696-3001
Toronto Stock Exchange: G	New York Stock Exchange:GG

GOLDCORP AND GLAMIS AGREE TO US$21.3 BILLION COMBINATION
CREATING THE WORLD’S PREMIER GOLD MINING COMPANY

TORONTO, August 31, 2006 - Goldcorp Inc. (TSX: G, NYSE: GG) and Glamis Gold Ltd. (TSX: GLG, NYSE: GLG) announced today that they have agreed to combine in a US$21.3 billion transaction to create one of the world’s largest gold mining companies. The new company will continue under the name Goldcorp Inc.

Under the terms of the transaction, which is structured as a Plan of Arrangement, Glamis’ common shareholders will exchange each Glamis share for 1.69 common shares of Goldcorp, representing a value of US$51.49 per share based upon the closing price of Goldcorp on August 30, 2006. This represents a premium of 32.7% to the closing price of Glamis’ shares on the TSX on August 30, 2006 and 34.8% to the 20 day volume weighted average trading price of Glamis’ shares on the TSX.

The new Goldcorp will have the following attributes:

•	Best production growth profile among major gold companies;

•	Proven and probable reserves of approximately 41.1 million gold ounces;

•	Resource base of approximately 14.0 million gold ounces of measured and indicated resources plus inferred resources of approximately 30.9 million gold ounces;

•	Lowest cost senior producer;

•	Focused operations and growth projects in the Americas with approximately 11,000 employees;

•	Strong balance sheet and robust cash flow to finance growth; and

•	All gold reserves and production unhedged.

Ian Telfer, President and Chief Executive Officer of Goldcorp, said “The combination of Goldcorp and Glamis will create a world class low-cost gold producer in the Americas with industry-leading growth from an exciting portfolio of development projects. We believe that this transaction represents an excellent value proposition to our shareholders.”

Kevin McArthur, President and Chief Executive Officer of Glamis, added “This transaction merges the talents of the two top performing gold mining companies over the past five years. We will leverage this talent to deliver on a very exciting mine-building and growth program for the company’s long-term future. This transaction provides tremendous value to Glamis shareholders.”

Summary of the Transaction

The acquisition of Glamis by Goldcorp is expected to be completed by way of a court approved Plan of Arrangement whereby each Glamis common share will be exchanged for 1.69 Goldcorp common shares on a tax-deferred basis for both Canadian and U.S. shareholders. After completion of the transaction, current Goldcorp shareholders will own approximately 60% of Goldcorp and current Glamis shareholders will own approximately 40%. It is expected that the transaction will close in November.

The combination has been approved by the boards of directors of Goldcorp and Glamis and will be subject, among other things, to the favourable vote of 66 2/3% of the Glamis common shares voted at a special meeting of shareholders called to approve the transaction. The board of directors of Glamis has determined that the transaction is in the best interest of Glamis and that the exchange ratio is fair to the Glamis shareholders and unanimously recommends that holders of Glamis shares vote in favour of the transaction. Each of Orion Securities Inc. and J.P. Morgan Securities Inc. have provided opinions to the board of directors of Glamis that the share exchange ratio is fair, from a financial point of view, to the holders of common shares of Glamis. Senior officers and directors of Glamis have agreed to vote in favour of the transaction.

Glamis has agreed to pay a break fee to Goldcorp under certain circumstances of US$215 million. Glamis has also provided Goldcorp with certain other customary rights, including a right to match competing offers.

Management Team and Board of Directors

Ian Telfer, President and Chief Executive Officer of Goldcorp, will become Chairman of the new Goldcorp. Kevin McArthur, President and Chief Executive Officer of Glamis, will become President and Chief Executive Officer of the new Goldcorp. The new Goldcorp will continue to be based in Vancouver, British Columbia.

The board of directors of the new Goldcorp will be comprised of 10 members, six from the board of Goldcorp and four from the board of Glamis.

Advisors and Counsel

Goldcorp’s financial advisors are Merrill Lynch Canada Inc. and CIBC World Markets Inc. and its strategic advisors are GMP Securities L.P., BMO Capital Markets Inc., Canaccord Capital Corporation and Genuity Capital Markets. Goldcorp’s counsel are Cassels Brock & Blackwell LLP and Dorsey & Whitney LLP. Glamis’ financial advisors are Orion Securities Inc. and J.P. Morgan Securities Inc. Glamis’ counsel are Osler, Hoskin & Harcourt LLP, Lang Michener LLP and Neal, Gerber & Eisenberg LLP.

About Goldcorp

Goldcorp is one of the world’s lowest-cost and fastest growing multi-million ounce gold producers with operations throughout the Americas and Australia. Gold production in 2006 is expected to be approximately 1.8 million ounces on an annualized basis, at total cash cost of less than US$100 an ounce. In the second half of 2006, production is expected to be 950,000 ounces. The company does not hedge its gold production.

About Glamis

Glamis is the premier intermediate gold producer with low cost mines and development projects in Nevada, Mexico and Central America. Plans call for growth to over 700,000 ounces of gold by 2007. The company remains 100 percent unhedged.

Conference Call

A conference call will be held on August 31, 2006 at 10:00 am (ET) to discuss this transaction.

To listen to the conference call please dial: Local Access: 416-695-6622 or Toll-Free Access: 1-877-888-3855. This call is also being webcast and can be accessed at Goldcorp’s website at: www.goldcorp.com. Investors can also access the webcast at www.InvestorCalendar.com.

The call will be recorded and can be played back by dialing: Local Access: 416-695-5275 or Toll-Free Access: 1-888-509-0081 Passcode: 630333

The webcast will be available for replay.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of each of Goldcorp and Glamis. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver and copper, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Goldcorp and Glamis, respectively, to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver and copper; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Description of the Business - Risk Factors” in Goldcorp’s Annual Information Form for the year ended December 31, 2005, available on www.sedar.com, and Form 40-F for the year ended December 31, 2005 on file with the United States Securities and Exchange Commission in Washington, D.C., the section entitled “The Narrative Description of the Business - Risk Factors” in Glamis’ Annual Information Form for the year ended December 31, 2005, also available on www.sedar.com, and the section entitled “Risk Factors” in Western Silver Corporation’s Annual Information Form for the year ended September 30, 2005, also available on www.sedar.com. Although Goldcorp and Glamis have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Goldcorp and Glamis do not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

Cautionary Note Regarding Mineral Reserves and Mineral Resources

Mineral resources which are not mineral reserves do not have demonstrated economic viability. Readers should refer to the respective annual information forms of Goldcorp and Glamis, each for the year ended December 31, 2005, the annual information form of Western Silver Corporation for the year ended September 30, 2005 and other continuous disclosure documents filed by each of Goldcorp and Glamis since January 1, 2006 and by Western Silver Corporation since October 1, 2005 available at www.sedar.com, for further information relating to the mineral resources and mineral reserves of Goldcorp and Glamis, which are subject to the qualifications and notes set forth therein.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources

This news release uses the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

For further information, please contact:

Melanie Pilon
Director, Investor Relations
Goldcorp Inc.
3400-666 Burrard Street
Vancouver, British Columbia, V6C 2X8
Telephone: 604-696-3024
Fax: (604) 696-3001
E-mail: info@goldcorp.com
website: www.goldcorp.com

Jeff Wilhoit
Director, Investor Relations
Glamis Gold Ltd.
5190 Neil Road, Suite 310
Reno, Nevada
89502
Telephone: 775-827-4600x3102
Fax: 775-827-6992
E-mail: jeffw@glamis.com
Website: www.glamis.com

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDCORP INC.

Date: August 31, 2006	/s/Tanya Todd
Name: Tanya Todd
Title: Mgr. Corporate Communications